November 27, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Mark Dresner, President
Pricefish, Inc.
32 Broadway, Suite 310
New York, NY 10004

Re: Pricefish, Inc.
         Form 1-A filed October 24, 2007
         File No.: 24-10192

Dear Mr. Dresner:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

> 1. Please note that shares are being <u>qualified</u>, not <u>registered,</u> by this offering statement. Revise the entire document, as necessary, including, but not necessarily limited to, the first part of the cover page and, also, your response to number 26 of the Offering Circular.

Part I -- Notification

Item 1. Significant Parties, page 2

(b) The issuer's officers, page 3

2. Please include Mark Dresner's title.

Item 1(d). Record owners of 5 percent or more of any class of the issuer's equity securities, page 3

3. Confirm in your response letter that John Casey need not be listed in either this section or the following section entitled "Beneficial owners of 5 percent or more of any class of the issuer's equity securities." Alternatively, revise the sections.

Items 1(f) & (g), page 6

4. Please name your promoters and affiliates. See Rule 405 of Regulation C for the definitions of those terms.

Item 4. Jurisdictions in Which securities Are to be Offered, page 7

5. Please state the methods by which the securities are to be offered in response to item 4(b). Please indicate whether the primary and resale offerings are being registered in New York or conducted under a state exemption. If an exemption is being relied upon, please identify the exemption.

Part II--Offering Circular

Cover Page

6. At the end of the cover page please provide the information the form requires regarding state registrations for this offering.

Risk Factors, page 14

7. Please add a separate risk factor disclosing the material risk if limited proceeds are received in the offering, clarifying that there is no minimum amount of securities required to be sold in the offering.

Please also clarify that your operations to date have not generated positive cash flow, if true.

Risk Factor number 2, page 15

8. You have stated: "We mainly rely on purchased listings to attract and direct a substantial portion of consumers to our service." Please include in the business section of this offering circular the approximate number of consumers which the listings have directed to your service since the beginning of the year 2005, if known.

Risk Factor number 5, page 16

9. Revise this risk factor 5 as follows and make these same revisions in response to any similar disclosure elsewhere in the prospectus.

  - disclose that you have also incurred losses for fiscal years 2006 and 2007 and, if accurate, 2005;

  - specify the years in which revenues decreased, including, but not necessarily limited to, 2007; and

  - remove references to continued revenue growth, in view of the fact that your revenues decreased in fiscal year 2007.

Risk Factor number 6, page 17

10. Please reconcile the two statements below. The first is from risk factor 6 of this Offering Circular. The second is from the "Overview" section of your website:

  The top three relevant merchant listings that we display in our response to a consumer query in some product categories are selected based on the amount paid by these merchants to us. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions (risk factor 6); and

  Pricefish is a free service for internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The site provides free, unbiased information for consumers on Computer & Software products, Consumer Electronics, Photographic Equipment, Movies,

Music, Books, & Video Games (our emphasis) (Pricefish.com - "Overview").

Risk Factor number 13, page 20

11. State in the heading to risk factor 13, if true, that you have no insurance to cover adverse decisions in claims of infringement of intellectual property.

Business and Properties, page 23

12. Describe the principal sources of your revenues. Quantify the revenue from each source. If your revenues consist of anything other than the following, please ensure that you disclose that information in all appropriate places in the offering circular:

- the revenues which you earn when consumers "click through" to the merchants who have listed products on the Pricefish web site; and

- the revenues from banner ads and skyscraper ads.

13. Disclose and quantify any payments you make to the sellers whose products you display online.

14. Disclose your means of obtaining the right to name the sellers and display their products on your website. Also, state whether your site has links to each seller whose products it displays. If not, how do you choose who receives a link. In addition, disclose the principal terms of the standard arrangements with such sellers.

15. On pages 27-29 you have discussed industry trends and limitations and challenges for on-line buyers. Please clarify which of the mentioned services Pricefish currently provides.

Sales, page 30

16. You have referred to "excellent ROI that Pricefish offers." Please disclose the basis for your assertion. If applicable, support your statements by including with your response letter copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true. Also, disclose the words from

which the acronym "ROI" is formed the first time you use it in the offering circular.

Item 3(h). Indicate the extent to which … ., page 32

17. Please comply fully with item 3(h). Include the information you have provided in risk factors numbers 12, 13 and the first of the two risk factors you have numbered "14."

Also, describe each of your intellectual property rights, including pending applications.

In addition, list the domain names to which you have a right. Clarify whether or not you have attempted to acquire the referenced domain names in the U.K, Germany and France.

Item 3(k). Summarize the material events … ., page 32

18. Please expand the response to item 3(k) to name the promoters of the Pricefish and disclose a brief history of securities issuances at and since formation, including the transactions in which the current control persons and 5% shareholders acquired their securities.

19. We note the disclosure that you may in the future acquire complementary companies, products and technologies. Please disclose in this item whether there are any probable acquisitions. Any agreements, preliminary or otherwise, should be filed as exhibits and the principal terms disclosed in the offering circular. Also, see Part F/S of Form 1-A regarding the possible need for financial statements.

Item 4, page 33

20. Please provide a more detailed response to item 4 including the principal steps you will take in achieving the listed milestones and the anticipated cost of each milestone. Please add disclosure to explain why these steps should take the company to profitability.

Offering Price Factors, page 34

21. It appears that net tangible book value as of June 30, 2007 is calculated incorrectly. Intangible assets, such as the software development costs disclosed in note 10 to the financial statements, should be deducted in calculating net tangible book value. Please advise or revise to correct.

22. Please quantify the net tangible book value per share, as required by item 7(a).

23. Please provide the required answer to item 8(b).

Use of Proceeds, page 37

24. The four uses of proceeds that precede "Net Proceeds from Offering" appear to be uses of net proceeds. Please relocate the line item "Net Proceeds from Offering" to immediately follow other offering expenses. Please quantify the amount of each type of offering expense and deduct the sum of such amounts from gross proceeds when arriving at net proceeds.

25. Please provide a breakdown of the principal categories now disclosed among the principal uses in each category, quantifying each principal use.

26. Please disclose priority of use by a method other than a footnote beside each item. In this regard, the footnote is not clear. For example, would the first net proceeds up to $1.1 million go to business marketing, advertising and promotion, with the next $900,000 going for product development, etc.? Please revise the footnote and item 9(b) as appropriate.

27. Please revise the responses to items 11 and 12 as the amount of proceeds to be received in the offering is uncertain and your operations have not generated positive cash flows.

Plan of Distribution, page 45

28. Please disclose the principal terms of the resale offering and provide the disclosure called for by item 507 of regulation S-B.

29. Please disclose the termination dates of each offering.

Item 26, page 46

> 30. Please discuss in detail the possible lock-up and leak-out agreements.

Ben Epstein Biography, page 49

> 31. Disclose the date Mr. Epstein joined the company and his positions with the company for the last five years.

Management Relationships, Transactions and Remuneration, page 54

> 32. Item number 39(a) states: "If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe." Please confirm in your response letter, if true, that Mark, Elliot and Barry Antebi are not related. Alternatively, please revise your response to the item.

> 33. The response to item 40(c) does not agree with the response to item 42. Please revise. Please disclose the anticipate terms of all contemplated agreements and plans.

Management's Discussion and Analysis of Certain Relevant Factors, page 58

> 34. In item 47 we note your reference to "outside service providers." Please revise your response to item 3(d) to include the disclosure from your response to item 47 and to fully describe the arrangement with the outside service providers. Also, ensure that you file as exhibits any agreements with outside service providers. In addition, consider providing a risk factor which briefly summarizes items 47 and 48.

> 35. Please respond to all parts of item 48 or explain why you have only partially addressed the item. We have noted the decrease in your revenues.

Exhibit 1.1, Financial Statements

> 36. The financial statements and related disclosures of the issuer should be updated to a date within 90 days of filing, or such longer time not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A. Please revise.

Note A. Summary of Significant Accounting Policies

37. Please expand paragraph 10 to explain how the company establishes technological feasibility of its software. Indicate how the company accounts for components of larger software projects, software enhancements and modifications. Describe any high risk development issues that pertain to the company's software.

Note C – Common Stock

38. It appears that the debentures disclosed in paragraph 1 were converted at $.80 rather than the amount provided. Please advise or revise to correct.

39. Please confirm that the conversion in 2007 was done in accordance with the original terms of the 2005 convertible debentures.

Other Exhibits

40. Please file as an exhibit the Instrument which defines the rights of security holders. See Part III, Item 2(3).

Legality Opinion

41. Counsel should revise the legality opinion so that it refers to the "offering statement" rather than the "registration statement."

42. Along with the statement that the shares "will be validly issued, fully paid and nonassessable," counsel must clarify that it is opining on the corporate laws of New York, the jurisdiction of incorporation of the registrant.

43. Counsel should clarify the first sentence under 3(f) on page 3 of the legality opinion.

44. With a view toward revising the legality opinion, please explain in your response letter the meaning of the following: "… regardless of whether the application of such principles is considered in a proceeding in equity or law."

45. Counsel should remove the first and last sentences of paragraph 3(g) on page 4 of the legality opinion.

46. Either as part of the opinion regarding legality or in a separate document, counsel must consent to the filing of the legality opinion as an exhibit in this offering statement. Also, counsel must consent to the use of its name in the offering statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Virginia Sourlis
        Fax to 732-530-9008